Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The below email was sent by Michael Dell, Chairman and Chief Executive Officer of Dell Inc., to all Dell global team members on April 11, 2016.

Update on Executive Leadership Team for future combined company

Last month, we announced a definitive agreement for NTT DATA to acquire Dell Services, which includes business process outsourcing, application management and infrastructure services. Upon close, the combination of NTT DATA and Dell Services will provide tremendous value for Dell Services customers, team members and partners.

Dell will continue to provide its customers global support, deployment and professional services aligned to our client solutions and enterprise systems businesses. Following the completion of the Dell+EMC transaction, the Dell and EMC II services capabilities will be combined to form an industry-leading global technology services organization to support customers’ migration from today’s platforms to tomorrow’s technologies and solutions. In addition, the combined Dell and EMC II internal IT organizations will be a showcase for our customers as we help them on their journey to modernize, automate and transform their IT environments and build their digital future.

As we prepare for the largest technology combination in history, I am pleased to announce an update to the leadership of our future company, following the message shared in early March:

•	Howard D. Elias will be President, Global Services and IT, supporting our client solutions and enterprise systems business units and our enterprise, commercial and consumer & small business customers. He will be responsible for global support and deployment, consulting services, technology professional services, and the combined Dell and EMC II internal IT organization.
•	Rory Read will continue in his role as Chief Integration Officer for the Dell+EMC integration.

The Global Services organization will provide strategic guidance and technology expertise to help customers drive value through IT innovation with a focus on an exceptional total customer experience. The IT organization will encompass the people, technology and systems to deliver the most modern IT experience for our team members, customers and partners. Dell.com and Premiere, our eCommerce engines, will remain in the Operations & Client Solutions organization and support our Consumer & Small Business, Commercial and Enterprise go-to-market segments. The website infrastructure will be administered by the IT organization.

These appointments will become effective immediately upon close of the transaction with EMC. Until then, Howard continues in his current role at EMC responsible for Global Enterprise Services as well as continuing to partner with Rory leading the Value Creation and Integration Office.

We are continuing to make decisions on the future combined business and will keep you updated on our progress. There are still critical decisions to be made about a number of important areas of our new company and much of that work is still ongoing.

I am excited about the progress we are making to combine Dell and EMC, and even more excited about unleashing our unmatched capabilities, solutions and services to help our customers achieve their goals.

Thank you for your hard work and staying focused on serving our customers and partners.

Michael

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-208524) that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors, officers and employees may participate in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction without additional compensation. Additional information regarding the persons who may, under the rules of the SEC, participate in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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